Exhibit 99.1

Franco Nevada

# Second Quarter Ended June 30, 2012

STATES
.9995
PLATINUM
1 oz.

9999
FINE GOLD

**Franco-Nevada Corporation**

Second Quarter Ended June 30, 2012 Franco-Nevada Corporation

Franco-Nevada Reports Second Quarter 2012 Results

·                  Revenue of $102.7 million, 90% from precious metal;

·                  Net Income of $36.9 million, or $0.26 per share;

·      Adjusted EBITDA of $82.5 million, or $0.57 per share; and

·                  Working capital in excess of $1.0 billion and no debt.

TORONTO, August 8, 2012 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported its financial results for the three and six months ended June 30, 2012. Financial results are prepared in accordance with IFRS and expressed in US dollars. The Company’s Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com.

Selected Financial Information:

	Three months ended		Six months ended
(Millions of US dollars, except per share amounts)	Q2 2012	Q2 2011	Q2 2012	Q2 2011
Revenue	$102.7	$106.3	$207.7	$179.4
Operating income	51.5	45.3	105.2	78.2
Net income	36.9	33.3	83.7	54.5
Basic earnings per share	$0.26	$0.27	$0.59	$0.45
Adjusted Net Income(1)	$35.1	$33.2	$78.7	$54.6
Adjusted Net Income(1) per share	$0.24	$0.26	$0.55	$0.45
Adjusted EBITDA(2)	$82.5	$82.6	$167.9	$140.9
Adjusted EBITDA(2) per share	$0.57	$0.65	$1.18	$1.16

	As at June 30, 2012	As at Dec. 31, 2011
Working capital	$1,024.3	$851.1
Total assets	3,139.3	2,901.0
Total shareholders’ equity	$3,055.7	$2,834.2

(1)          Adjusted Net Income is defined by the Company as net income excluding foreign exchange gains/losses and other income/expenses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. See Non-IFRS Measures and Reconciliation at the end of this press release.

(2)          Adjusted EBITDA is defined by the Company as net income excluding income tax expense, finance income and costs, foreign exchange gains/losses and other income/expenses, gains/losses on the sale of investments, income/losses from equity investees, depletion and depreciation and impairment charges related to royalty, stream and working interests and investments. See Non-IFRS Measures and Reconciliation at the end of this press release.

This press release contains forward-looking statements.  Reference should be made to the Cautionary Statement on Forward-Looking Information at the end of this press release.

Franco-Nevada Q2 2012

CEO Commentary

David Harquail, President and CEO, made the following comments:

“Franco-Nevada had another solid quarter from its producing assets and is expecting a stronger second half.  The portfolio has been strengthened by changes in operators at our South African gold stream assets. We also continue to be very encouraged by the ongoing positive exploration and project developments from our pipeline of advanced assets in our portfolio.  Our corporate focus remains on investing our available capital to add material new assets to the portfolio.”

2012 Outlook

For the six months ended June 30, 2012, attributable royalty and stream production was in line with the Company’s original expectations and the production outlook for the remainder of 2012 remains unchanged. However, due to the weakening of commodity prices experienced during the first half of 2012, the Company currently anticipates that overall 2012 revenue will be at the low end of its previously provided guidance of $430 million to $460 million.

Portfolio Highlights

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis available on our website. Details on individual assets can be found in our Asset Handbook available on our website.

Producing Assets

·             Gold - U.S.:  Our U.S. assets generated $26.8 million in revenue for the second quarter of 2012, an increase of 43.3% over the second quarter of 2011, with growth coming from Bald Mountain and Goldstrike. Bald Mountain had increased production due to a mine expansion that was completed towards the end of 2011.  Growth at Goldstrike was due to the net profits interest (“NPI”) royalty which contributed $8.2 million to quarterly revenue in 2012 and the net smelter return (“NSR”) royalty which generated $5.0 million in revenue.

·             Gold - Canada:  Canadian assets performed well with revenue of $9.7 million for the quarter. The Musselwhite NPI, Golden Highway assets and Timmins West collectively contributed $5.2 million in revenue in the quarter compared to $2.0 from these assets in 2011. Musselwhite began generating revenue in the latter part of 2011 and Timmins West was a Q1 2012 acquisition.

·            Gold - Australia:  Revenue from our Australian assets totaled $2.2 million for the three months ended June 30, 2012 compared to $2.5 million for the three months ended June 30, 2011.

·             Gold - International:  International assets contributed $42.7 million to revenue in the quarter with growth coming from Palmarejo, Edikan and Tasiast.  In the third quarter of 2012, MWS and Ezulwini were acquired by AngloGold Ashanti Limited and Gold One International Limited, respectively, both experienced, well-funded South African operators.

·             PGM Assets:  PGM revenue was $11.4 million for the second quarter of 2012 compared to $23.3 million for the second quarter of 2011, which was attributable mainly to lower average PGM prices.

·             Oil & Gas Assets: Oil & gas revenue was $9.0 million during the quarter of which 79% was earned from oil.

Advanced Assets

·             Detour Lake project:  Detour Gold Corporation reported that the project has achieved 75% construction completion and remains on budget and on schedule for gold production to start in the first quarter of 2013. The Company has a 2% NSR on all the current mineral resources at the Detour Lake project.

·             Hemlo NPI: The Company has both NSR and NPI royalties on the downdip western portion of Barrick Gold Corporation’s Hemlo operation. Management expects to begin earning revenue from the NPI royalty in the third quarter of 2012.

·             Subika: The Company holds a 2% NSR on the southern end of Newmont’s Ahafo Mine in Ghana (“Subika”), which the Company anticipates will start to generate revenue in the second half of 2012.

·             Duketon expansions:  Current production from the Moolart Well mine is expected to be supplemented from initial production from the Garden Well project beginning in the third quarter of 2012.  In addition, Regis Resources has reported infill drilling at the Rosemont deposit with the aim of reporting initial reserve numbers in late 2012.

·             Ağı Daği &  Çamyurt:  Alamos Gold Inc. released results from its pre-feasibility study as well as an initial inferred mineral resource estimate for Çamyurt. The study envisions mine production starting in 2016. The Company holds a 2% NSR which covers the Ağı Daği and most of the Çamyurt project areas.

·             Rosemont Copper project:  Augusta Resource Corporation has provided updates on permitting milestones and an updated feasibility study which included an increase in proven and probable mineral reserves.

·             South Kalgoorlie: Alacer Gold Corp. has announced its intention to defer an expansion of the HBJ mine on which Franco-Nevada holds a royalty which covers the mineralisation in Location 50.

·             General announcements:  Operators have made recent announcements regarding additional reserves, resources or positive drilling results on properties upon which Franco-Nevada has royalties.  These include:  Perseus Mining’s Edikan Gold Mine, Queenston Mining’s AK and Upper Canada deposits, La Mancha Resources’ Ity mine, Lake Shore Gold’s Gold River Trend deposit, Lumina Copper Corp’s Taca Taca project, Kirkland Lake Gold’s Macassa Mine, Jaguar Mining’s Gurupi project and Seabridge Gold’s Courageous Lake project.

Financial Results

Revenue

·             Revenue was $102.7 million for the second quarter of 2012 compared with $106.3 million for the second quarter of 2011. The decrease was attributable to the Company’s Sudbury and Ezulwini assets as Franco-Nevada did not benefit from guaranteed minimum payments from Ezulwini in 2012 and the Sudbury mines had lower production. The decrease was partially offset by increased revenue at Bald Mountain, Goldstrike NPI, Palmarejo, Edikan and Musselwhite. Revenue for the six months ended June 30, 2012 was $207.7 million compared to $179.4 million for the six months ended June 30, 2011, an increase of 15.8%.

·             Revenue for the three months ended June 30, 2012 was earned 90% from precious metal assets (79% gold; 11% PGMs), 9% from oil & gas (7% oil; 2% gas) and 1% from other minerals.  Geographically, 84% of revenue came from North America (31% US, 25% Canada and 28% Mexico), 3% from Australia and 13% from Other (12% Africa and 1% Other). The components of revenue were earned as follows: 42% revenue-based, 46% streams, 9% profit-based, 3% working interests and other.

Costs and Expenses

·             Costs of sales include the costs of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the three months ended June 30, 2012 were $15.6 million which included $12.1 million for the cost of stream ounces. Depletion and depreciation was $31.0 million, a decrease of 17%, over $37.3 million recorded in the three months ended June 30, 2011. Depletion was lower due to lower production volumes from the Sudbury assets and the reduction in ounces purchased from Ezulwini. Depletion and depreciation for the six months ended June 30, 2012 and 2011, was $62.7 million and $62.7 million, respectively.

·             Income tax expense was $14.3 million for the three months ended June 30, 2012 which included a current income tax expense of $9.9 million and a deferred income tax expense of $4.4 million. For the six months ended June 30, 2012, income tax expense was $26.9 million with a $21.2 million current tax expense and a $5.7 million deferred tax expense.

Balance Sheet and Capital Structure

·             As at June 30, 2012, Franco-Nevada had a strong financial position with no debt or hedges, working capital in excess of $1.0 billion, and investments valued at $95.0 million, of which $73.9 million are held in publicly traded equity investments. The Company has an undrawn $175.0 million unsecured revolving term credit facility available.

·             As at August 8, 2012, the Company had outstanding 145.0 million shares, 11.6 million warrants (including 5.1 million assumed from the acquisition of Gold Wheaton), 2.5 million stock options, 0.3 million Gold Wheaton stock options, 0.1 million restricted share units and a special warrant exerciseable into 2 million warrants.

Dividend Declaration

·             Today, the Board of Directors of Franco-Nevada declared the monthly dividend of $0.05 per share for each of October, November and December 2012.  The October dividend will be paid on October 25, 2012 to shareholders of record on October 11, 2012, the November dividend will be paid on November 29, 2012 to shareholders of record on November 15, 2012 and the December dividend will be paid on December 20, 2012 to shareholders of record on December 6, 2012.

·             The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on August 7, 2012.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Management will host a conference call on August 9, 2012 at 10:00 a.m. Eastern Time to review the results. Interested investors are invited to participate as follows:

·             Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Corporation Second Quarter 2012 Financial Results.

·             Conference Call Replay: A recording will be available until August 16, 2012 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 14223080.

·             Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

·             Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

About Franco-Nevada

Franco-Nevada is a gold royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

Non-IFRS Financial Measures Reconciliation

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions, except per share amounts)	2012	2011	2012	2011
Net Income	$36.9	$33.3	$83.7	$54.5
Income tax expense	14.3	12.8	26.9	21.9
Finance costs	0.2	1.3	0.6	1.9
Finance income	(2.5)	(1.1)	(4.7)	(1.6)
Depletion and depreciation	31.0	37.3	62.7	62.7
EBITDA	$79.9	$83.6	$169.2	$139.4

Basic Weighted Average Shares Outstanding	144.0	126.3	142.0	121.6
EBITDA per share	$0.55	$0.66	$1.19	$1.15

Net Income	$36.9	$33.3	$83.7	$54.5
Income tax expense	14.3	12.8	26.9	21.9
Finance costs	0.2	1.3	0.6	1.9
Finance income	(2.5)	(1.1)	(4.7)	(1.6)
Depletion and depreciation	31.0	37.3	62.7	62.7
Foreign exchange (gains)/losses and other expenses	2.6	(1.0)	(1.3)	5.5
Loss from equity investee	—	—	—	1.7
Gain on investments	—	—	—	(5.7)
Adjusted EBITDA	$82.5	$82.6	$167.9	$140.9
Adjusted EBITDA per share	$0.57	$0.65	$1.18	$1.16

Net Income	$36.9	$33.3	$83.7	$54.5
Foreign exchange (gain)/loss and other (income)/expenses, net of income tax	0.4	(0.3)	0.8	3.9
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	—	—	(11.5)
Mark-to-market changes on derivative	1.3	(0.4)	(2.3)	0.3
Loss from equity investee, net of income tax	—	—	—	1.2
Transaction costs of Gold Wheaton, net of income tax	—	—	—	5.6
Credit facility costs written off, net of income tax	—	0.6	—	0.6
Withholding taxes reversal	(3.5)	—	(3.5)	—
Adjusted Net Income	$35.1	$33.2	$78.7	$54.6
Adjusted Net Income per share	$0.24	$0.26	$0.55	$0.45